Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of

	July	2003,

Commission file number:    0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)

Date: July 9, 2003	By /s/ William G. E. Jacobs

PRESS RELEASE	Stockholm, Monday, July 7, 2003 Page 2 of 3

Electrolux signs agreement to divest its compressor operation

(ELUX) Electrolux has signed an agreement for divestment of its compressor operation, to SOLE SpA, a company controlled by Dresdner Kleinwort Capital.

The compressor operation is part of business area Professional Indoor Products and is the world leader in compressors for domestic and commercial appliances. The operation comprises three plants in Italy, Spain and Austria, as well as two joint ventures in China. External sales in 2002 amounted to SEK 2,800m, and the number of employees was 4,100.

The sale is expected to be completed during September, 2003 and will not have any significant impact on the Group’s income and financial position.

Says Detlef Münchow, President of Electrolux Professional Indoor Products: “After streamlining the compressor operation, we now divest this business to a partner that will take it into the future. This means that the number of product lines within the Professional Indoor business area has been reduced to two — Food Service Equipment and Laundry Systems — which gives us the opportunity to focus our work on their development.”

—end
Further information
The Electrolux Press Hotline is available at +46 8 657 65 07.
The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2002, Electrolux had sales of SEK 133.2 billion and 82,000 employees. For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61.

AB ELECTROLUX (PUBL)
MAILING ADDRESS SE-105 45 STOCKHOLM SWEDEN	TELEPHONE +46 8 738 60 00	TELEFAX +46 8 738 74 61	PRESS HOTLINE +46 8 657 65 07	WEBSITE www.electrolux.com/ press